June 11, 2012

Via EDGAR

John Stickel
Attorney-Advisor
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C. 20549

Dear Mr. Stickel,

Re:         Ocean Electric Inc. (the “Company”)
               Registration Statement on Form S-1
               Filed May 15, 2012
               File No. 333-181423

I am President and C.E.O. of the Company and write this letter on behalf of the Company.  Your comments are reprinted below along with our response and, if applicable, our proposed changes to the Registration Statement:

General

1.       Please revise to clarify whether this offering is a resale or a primary offering.  In this regard, we note that your prospectus cover page states that “[you] are offering 45,000,000 shares of common stock on [your] own account.”  In addition, pages 4, 8 and 19 refer to selling stockholders.  However, the registration statement cover page states that “[t]he selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.”  Furthermore, we note that in paragraph number 9 of Exhibit 5.1, although counsel does refer to the shares of common stock “to be sold by the company,” the actual opinion seems to contemplate a resale, as counsel states that the shares of common stock “are” validly issued, fully paid and nonassessable.  If you are registering a primary offering, please have counsel revise to state that the shares of common stock “will be” validly issued, fully paid and nonassessable.

ANSWER:  We have removed all references to selling shareholders which was included inadvertently.  Our counsel has also revised their opinion to state that the shares of common stock “will be” validly issued, fully paid and nonassessable.

2.       To the extent you are registering a primary offering, please revise your prospectus cover page to disclose that there is no required minimum amount of shares that must be sold.  In addition, please add a risk factor addressing the risk of an offering with no required minimum.

ANSWER:  We have revised the prospectus cover page to state that there is no required minimum amount of shares to be sold and have also added the following risk factor:

THERE IS NO MINIMUM OFFERING AMOUNT AND THEREFORE YOUR INVESTMENT MAY BE USED EVEN THOUGH SUCH INVESTMENT WILL NOT SATISFY OUR CAPITAL REQUIREMENTS TO COMPLETE ANY PROJECT.

Our director has not specified a minimum offering amount and there in no escrow account in operation.  Because there is no escrow account and no minimum offering amount, investors could be in a position where they have invested in our company, but we are unable to fulfill our objectives or proceed with our operations due to a lack of interest in this offering.  If this were to occur, we might be forced to curtail or abandon our operations with a loss to investors who purchase stock under this Prospectus.

Summary, page 5

3.       We note that you are offering shares of your common stock for a fixed price of $0.30 per share.  Please revise to disclose here the price range of your common stock for the last 12 months.

ANSWER:  We have added the following disclosure:

The price range of our common stock for the last 12 months was a high of $1.01 to a low of $0.21 per share.

Please contact the writer if you have any further questions.

Yours truly,

Ocean Electric Inc.

Per: /s/ Ricardo Prats

Ricardo Prats

President & C.E.O.